Exhibit 99.1

Opera provides business update - COVID-19 impact

●	Q1 2020 revenue expected to be approximately $135 million; ahead of guidance and driven by strong results across search, advertising and fintech.
●	Record Opera News monthly active users of over 190 million in March; including record Opera for PC, Opera GX and Opera for Android users.
●	Observing decreased near-term user monetization and implemented measures to meaningfully reduce microlending volumes due to COVID-19.
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Q1 2020 adjusted EBITDA loss expected at approximately $9 million. Excluding a one-time additional loan loss provision of $27 million related to the COVID-19 impact, adjusted EBITDA would have been within our guided range for the quarter.

●	Our microlending net loan book stood at $43 million at the end of Q1 2020, down from $93 million at the end of 2019. Of the $43 million, $35 million has already been collected thus far in April.
●	Opera is withdrawing full-year 2020 guidance due to uncertainty around COVID-19, but providing additional detail on recent business trends.
●	Opera has a strong capital position with approximately $170 million in cash and marketable securities as of March 31st, and recent operating cash flow has benefitted from net microlending collections.

OSLO, Norway, April 23, 2020 (GLOBE NEWSWIRE) -- Opera Limited (NASDAQ: OPRA), one of the world’s major browser developers and a leading internet consumer brand, is providing an initial update on its preliminary first quarter results, latest financial outlook and the impact of the COVID-19 pandemic on the business. Opera plans to release its first quarter 2020 earnings results on May 20th, 2020.

“Opera started 2020 on a strong trajectory with healthy growth and profitability across the business. However, the extraordinary conditions relating to the COVID-19 pandemic have led to near-term financial impacts, though they have also created opportunities due to increased usage of our browsers and Opera News. Specifically, a record number of users -- over 190 million in March -- used Opera News as a hub for information and entertainment, and we see this growth in engagement continuing into April with record users not only in Opera News but across our browser products Opera for Android, Opera for PC and Opera GX. We are also gaining goodwill and increased usage of our products by providing free data to many people across Africa through our partnerships with leading mobile operators in the region”, said Yahui Zhou, Opera’s Chairman and CEO.

“COVID-19 has not changed our long-term outlook and we are continuing to execute on our various growth initiatives. We are fortunate to face the current situation with a very strong balance sheet, tight cost controls, and the ability to react quickly - down, when risk or cost is not justified, and up when conditions are right to further invest in an ROI positive manner. I want to thank our employees for their efforts during a time of uncertainty, and I believe we will emerge from this period stronger than before,” continued Mr. Zhou.

“While we had a strong start to the year, given the impact of COVID-19 we believe it is prudent to withdraw our full year 2020 guidance”, said Frode Jacobsen, CFO of Opera. “Looking ahead, we will continue to execute on our strategy, including all of our new initiatives. In addition, we are encouraged by increased user engagement and our strong product offerings. Our strategic vision remains intact, and we remain well positioned to capitalize on our long-term market opportunity, with a record number of users discovering our products during this period and with a solid balance sheet and profitable operations.”

Financial and Operational Update

Through February, the impact of COVID-19 on Opera’s core markets and financial performance was minimal. Beginning in March, restrictions were put in place to slow the spread of COVID-19 across Europe, Africa and South Asia, which have impacted our results.

Provided below is additional information on recent performance, trends, and our actions across our business:

Fintech:

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Prior to March, our fintech business was on track to deliver approximately $100 million in first-quarter revenue, compared to $72 million in the fourth quarter, with credit losses continuing to decline in relative terms.

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As several of our key markets experienced lock-downs, we elected to proactively and meaningfully reduce the issuance of new microloans as of mid-March, as we aimed to reduce our exposure during this period of economic uncertainty and expected slowdown. As a consequence, we expect first quarter fintech revenue to be about $93 million.

●	Importantly, given the nature of our business, we are well positioned to rapidly re-accelerate new microloan issuances once conditions become more favorable.
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Due to COVID-19, we are booking an additional one-time loan loss provision of $27 million in the first quarter, in addition to our normalized credit loss provisions. While ultimate loss provisions may prove to be lower, we believe it is prudent to take a conservative view of potential losses given the unprecedented nature of the COVID-19 pandemic.

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As of March 31, our net loan book stood at $43 million and since then we have collected $35 million with $8 million now remaining. This compares to a net loan book of microloans outstanding on December 31, 2019 of $93 million.

Browser and Opera News

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Our browser and news businesses have seen strong incremental growth in users and engagement as COVID-19 has escalated, including record monthly active users in March for Opera News, Opera for Android, Opera for PC and Opera GX. Specifically, Opera News MAUs exceeded 190 million in March, up 20% compared to the fourth quarter average MAUs, and our PC users exceeded 73 million in the month. In addition, based on preliminary observations, we continue to see user growth in April.

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While engagement grew, we have experienced decline in monetization across both search and advertising due to COVID-19, with certain segments like travel and sports are most affected; others like gaming and streaming are expanding. Prior to March, advertising and search revenue was growing at year-over-year rates similar to the fourth quarter.

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As we look forward, we believe that the increase in overall users as well as user engagement which we are currently experiencing may have a lasting benefit. We believe that users who are experiencing our products for the first time, or forming daily usage habits, may choose to continue using our products even after the effects of the pandemic have receded, enabling us to grow our overall business, once monetization levels improve.

Looking forward, we remain committed to maintaining our strong operating and cost discipline, while also continuing to invest in new initiatives that will help us grow our business. Specifically, we remain committed to scaling OList, launching our European fintech products, expanding our emerging markets fintech offerings with more products and to new markets, and launching Opera News Hub in additional African countries. We will also take advantage of the increased engagement and product adoption for longer term strategic benefit, and believe we are positioned for strong, sustainable growth in the years to come.

Safe harbor statement

This release contains statements of a forward-looking nature. These statements, including statements relating to the impacts of COVID-19 and the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the financial and operational update section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Opera and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the development of the COVID-19 situation; the Company’s goals and strategies; its expected development and launch, and market acceptance, of its products and services; its expectations regarding demand for and market acceptance of our brand, platforms and services; our expectations regarding growth in our user base and level of engagement; its ability to attract, retain and monetize users; its ability to continue to develop new technologies and/or upgrade our existing technologies and quarterly variations in its operating results caused by factors beyond its control and global macroeconomic conditions and its potential impact in the markets it has businesses. All information provided in this press release is as of the date hereof, and Opera undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Opera believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in Opera’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Opera

Opera is a leading global internet brand with an engaged and growing base of over 350 million average monthly active users. Building on over 20 years of innovation, starting with our browser products, we are increasingly leveraging our brand as well as our massive and highly active user base in order to expand our offerings and our business. Today, we offer users across Europe, Africa and Asia a range of products and services that include our PC and mobile browsers as well as our AI-powered news reader Opera News and our app-based microfinance solutions.

Investor Relations Contact:

Derrick Nueman

investor-relations@opera.com or (408) 596-3055

For media enquiries, please contact: press-team@opera.com